Mail Stop 3561

July 10, 2006

Mr. Marios Pantazopoulos
Energy Infrastructure Acquisition Corp.
c/o Schwartz & Weiss, P.C.
457 Madison Avenue
New York, N.Y. 10022

> **Re:** **Energy Infrastructure Acquisition Corp.**
> **Amendment No.4 to Registration Statement on**
> **Form S-1**
> **Filed July 6, 2006**
> **File No. 333-131648**

Dear Mr. Pantazopoulos:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Risk Factors, page 14

1.   We note that the company has added disclosures on page 17-8 partially addressing EITF 00-19. Please clarify what obligations, if any, the company will have to the investor if it fails to register the warrants in the event that it (a) uses its best efforts; (b) fails to use its best efforts. In addition, to the extent that you will not be registering your securities in every state, please add disclosure concerning the specific states in which you will not be obligated to issue shares pursuant to a warrant exercise.

2.   Please revise the risk factor, "We may choose to redeem…" to specifically address the fact the company could redeem the warrants while a prospectus is not current and the warrants are not exercisable.

3.   We note that in your risk factor on page 16 you indicate that your warrants may not be exercisable into shares of common stock if a registration statement covering the warrant exercise is not in effect at the time. However, it would appear that the warrants which were privately placed to company insiders would continue to be exercisable into restricted securities despite the fact that the public shareholders are unable to exercise their warrants. Please add additional disclosure, including risk factor disclosure, addressing the different rights associated with the publicly held warrants as compared to the privately placed warrants and the warrants issued to the underwriters.

4.   Based on our review of your disclosures and underlying documents, it would appear that the ability to exercise the warrants will depend on the availability of a state exemption for the sale and that you do not undertake any responsibility to register these transactions in states beyond your initial filing. However, as there will be a secondary trading market in these warrants, it is conceivable that warrant holders may be in states where a registration statement will not be in effect – and accordingly, based on their state of residence, the rights associated with their warrant may vary. Please include a separate risk factor discussing the state registration requirements, including a statement clarify in which states you will register (and which you will not) and stating the likely effect that this will have on the warrant holder.

Principal Stockholders, page 69

5.   We note your response to our prior comment 16 from our July 3, 2006 letter. While we do not disagree with the modifications to the Underwriting Agreement, we are unsure whether this is the only place – including the Form S-1 Registration Statement, where "initial stockholders" is used restrictively. Please confirm whether this is the case.

Warrants, page 75

6.   On page 76 you state that "[i]n no event will the registered holder of a warrant be entitled to receive a net-cash settlement in lieu of physical settlement in shares of common stock." Please revise to clarify that, in addition, the warrant holder would not be entitled to receive shares of common stock unless the transaction was registered – and accordingly, in some circumstances, the warrants may be worthless.

Financial Statements

Report of Independent Registered Public Accounting Firm, page F-2

7.   The audit report is dated before the revision of the warrant agreement. Please explain why a re-dated or dual-dated audit report has not been provided, considering the amended language in the agreement may impact the classification of the warrants in the audited financial statements.

Note 2 – Proposed Offerings, page F-9

8.   The amended warrant agreement does not explicitly state you have no obligation to settle the warrant in the absence of an effective registration statement and that the option can expire unexercised. Please explain to us how you have considered this in evaluating the classification of the public warrants under the guidance in EITF 00-19.

Part II - Exhibits

9.   Please consider revising the warrant certificate to explicitly state the warrant can expire unexercised or unredeemed and the company is under no obligation to cash settle.

Closing Comments

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Raquel Howard at (202) 551-3291 if you have questions regarding comments on the financial statements and related matters. Please contact Jay Williamson at (202) 551-3293 or Thomas Kluck, who supervised the review of your filing, at (202) 551-3233 with any other questions.

Sincerely,

John Reynolds
Assistant Director

cc.   Mitchell Nussbaum
        Fax: (212) 407-4990